Filed pursuant to Rule 424(b)(3)
Registration No. 333-199498

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated April 21, 2015)

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated April 21, 2015, relating to the resale by the selling stockholders named in the prospectus (the “Selling Stockholders”) of up to 10,666,570 shares of Common Stock, par value $0.0001 per share, of Corindus Vascular Robotics, Inc., a Nevada corporation (the “Company”) sold to the Selling Stockholders in connection with a private placement completed on September 16, 2014. The Selling Stockholders may sell all or a portion of these shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. The Company is not offering any shares of Common Stock for sale under this prospectus and will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider matters discussed under the caption “Risk Factors” beginning on page 11 of the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated November 18, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-37406

CORINDUS VASCULAR ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	30-0687898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

309 Waverley Oaks Rd., Suite 105, Waltham, MA 02452	(508) 653-3335
(Address of principal executive offices)	(Registrant’s Telephone Number)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of shares outstanding of the issuer’s common stock as of November 10, 2015 was 118,570,200

CORINDUS VASCULAR ROBOTICS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2014	September 30, 2015
Assets
Current Assets:
Cash and cash equivalents	$28,526	$29,735
Marketable securities	—	20,590
Accounts receivable	473	566
Inventories, net	1,519	1,610
Prepaid expenses and other current assets	574	944

Total current assets	31,092	53,445

Property and equipment, net	1,284	1,420
Deposits and other assets	222	169
Deferred inventory costs	102	—
Notes receivable due from stockholders	136	136

Total assets	$32,836	$55,170

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,005	$1,706
Accrued expenses	1,137	1,216
Deferred revenue	202	305
Current portion of long-term debt	1,517	3,873

Total current liabilities	4,861	7,100

Long-term liabilities:
Deferred revenue, net of current portion	531	335
Other liabilities	68	49
Long-term debt, net of current portion	7,594	4,720

Total long-term liabilities	8,193	5,104

Total liabilities	13,054	12,204

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 105,883,157 shares at December 31, 2014 and 118,559,200 shares at September 30, 2015 issued and outstanding	11	12
Additional paid-in capital	104,648	149,372
Accumulated other comprehensive loss	—	(7)
Accumulated deficit	(84,877)	(106,411)

Total stockholders’ equity	19,782	42,966

Total liabilities and stockholders’ equity	$32,836	$55,170

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015

Revenue	$554	$212	$2,361	$1,897
Cost of revenue	793	722	3,234	2,464

Gross loss	(239)	(510)	(873)	(567)

Operating expenses:
Research and development	1,352	2,263	4,856	7,851
Selling, general and administrative	3,796	3,885	9,454	11,883
Restructuring charge	—	—	175	—

Total operating expenses	5,148	6,148	14,485	19,734

Operating loss	(5,387)	(6,658)	(15,358)	(20,301)

Other expense:
Warrant revaluation	(2,884)	—	(2,421)	—
Interest and other expense, net	(178)	(404)	(214)	(1,233)

Total other expense, net	(3,062)	(404)	(2,635)	(1,233)

Net loss	$(8,449)	$(7,062)	$(17,993)	$(21,534)

Net loss per share—basic and diluted	$(0.10)	$(0.06)	$(0.23)	$(0.19)

Weighted-average common shares used in computing net loss per share—basic and diluted	86,977,825	118,541,168	77,949,347	111,446,296

Other comprehensive loss:
Net loss	$(8,449)	$(7,062)	$(17,993)	$(21,534)
Unrealized loss on marketable securities	—	(7)	—	(7)

Comprehensive loss	$(8,449)	$(7,069)	$(17,993)	$(21,541)

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common Stock, $0.0001 Par Value		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount

Balance at December 31, 2014	105,883,157	$11	$104,648	$—	$(84,877)	$19,782
Stock-based compensation expense	—	—	313	—	—	313
Issuance of common stock in connection with public offering, net of issuance costs of $794	12,650,000	1	44,391	—	—	44,392
Issuance of common stock upon exercise of stock options	26,043	—	20	—	—	20
Change in fair value of marketable securities	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	(21,534)	(21,534)

Balance at September 30, 2015	118,559,200	$12	$149,372	$(7)	$(106,411)	$42,966

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2014	2015

Operating activities
Net loss	$(17,993)	$(21,534)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	508	510
Stock-based compensation expense	300	313
Accretion of interest expense	36	480
Amortization/accretion on available-for-sale securities	—	(3)
Warrant revaluation	2,421	—
Changes in operating assets and liabilities:
Accounts receivable	(442)	(93)
Due from related party	125	—
Prepaid expenses and other current assets	(146)	(370)
Deferred inventory costs	(108)	102
Inventories	230	(456)
Deposits and other assets	—	53
Accounts payable, accrued expenses and other liabilities	1,872	(441)
Deferred revenue	389	(93)

Net cash used in operating activities	(12,808)	(21,532)

Investing activities
Purchases of available-for-sale securities	—	(20,593)
Purchases of property and equipment	(48)	(281)

Net cash used in investing activities	(48)	(20,874)

Financing activities
Proceeds from issuance of long term debt and warrants, net of deferred financing costs and discount	4,917	(50)
Payments on long term debt	—	(998)
Proceeds from exercise of stock options	—	20
Proceeds from issuance of common stock, net of offering costs	27,617	44,643
Other	(3)	—

Net cash provided by financing activities	32,531	43,615

Net increase in cash and cash equivalents	19,675	1,209
Cash and cash equivalents at beginning of period	9,845	28,526

Cash and cash equivalents at end of period	$29,520	$29,735

Supplemental Disclosure of Cash Flow Information:
Transfer from inventories to property and equipment in the field	$252	$365

Public offering costs in accounts payable and accrued expenses	$130	$251

Reclassification of warrant liability to stockholders’ equity	$5,803	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 1	Nature of Operations

The Company

Corindus Vascular Robotics, Inc. (the “Company”), a Nevada corporation (formerly named Your Internet Defender, Inc. (“YIDI”)), acquired Corindus, Inc., a privately-held company, in a reverse acquisition on August 12, 2014. The Company’s corporate headquarters and research and development facility are in Waltham, Massachusetts and the Company is engaged in the marketing, sales and development of robotic-assisted catheterization systems (“CorPath System”).

Since its inception on March 21, 2002, the Company has devoted its efforts principally to research and development, business development, and raising capital. In July 2012, the Company received clearance from the United States Food and Drug Administration to market its CorPath System in the United States and shipped its first commercial product under this clearance in September 2012. In 2013, the Company moved into the growth stage, investing in sales and marketing in order to build its customer base. The Company’s future capital requirements will depend upon many factors, including progress with developing, manufacturing and marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, its ability to establish collaborative arrangements, marketing activities and competing technological and market developments, including regulatory changes affecting medical procedure reimbursement, and overall economic conditions in the Company’s target markets.

Reverse Acquisition Transaction

On August 12, 2014, the Company, as the legal acquirer, consummated a reverse acquisition of Corindus, Inc., the accounting acquirer (the “Acquisition”) pursuant to the Securities Exchange and Acquisition Agreement (the “Acquisition Agreement”), entered into between the Company and Corindus, Inc. Prior to the Acquisition, all outstanding shares of Series A through E Redeemable Convertible Preferred Stock of Corindus, Inc. were converted into 2,811,499 shares of common stock of Corindus, Inc.

Pursuant to the terms of the Acquisition Agreement (i) all outstanding shares of common stock of Corindus, Inc., $0.01 par value per share, were exchanged for shares of Company common stock, $0.0001 par value per share, and (ii) all outstanding options and warrants to purchase shares of common stock of Corindus, Inc. were exchanged for or replaced with options and warrants to acquire shares of common stock of the Company. The exchange ratio was one for 25.00207 shares. As a result of the Acquisition, Corindus, Inc. became a wholly-owned subsidiary of the Company and the business of Corindus, Inc. became the Company’s sole focus.

All share and per share amounts in the condensed consolidated financial statements and related notes have been retrospectively adjusted to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock and (ii) the one for 25.00207 exchange of shares of common stock.

Recent Equity Offerings

On September 12, 2014, the Company entered into a Securities Purchase Agreement with multiple investors relating to the issuance and sale of the Company’s common stock in a private placement, which closed on September 16, 2014. The Company sold 10,666,570 shares of common stock at $2.50 per share, for an aggregate purchase price of approximately $26,666 with net proceeds to the Company of $25,487.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 1	Nature of Operations (Continued)

Recent Equity Offerings (continued)

On May 28, 2015, the Company completed a public offering by issuing 12,650,000 shares of its common stock at $3.80 per share in exchange for proceeds of $44,392, net of underwriting discounts, commissions and other offering costs. In connection with the public offering, the Company’s common stock was approved for listing on the NYSE MKT, where it commenced trading on May 29, 2015 under the symbol “CVRS”. The Company’s common stock was previously traded on the OTCQB as provided by OTC Markets Group, Inc. under the symbol “CVRS.”

Note 2	Significant Accounting Policies

Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial statements for interim periods in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The information included in this quarterly report on Form 10-Q should be read in conjunction with the audited consolidated financial statements and the accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 30, 2015 (“2014 Form 10-K”). The Company’s accounting policies are described in the “Notes to Consolidated Financial Statements” in the 2014 Form 10-K and are updated, as necessary, in this Form 10-Q. The year-end condensed consolidated balance sheet data presented for comparative purposes was derived from the audited financial statements, but does not include all disclosures required by U.S. GAAP. The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corindus, Inc. and Corindus Security Corporation. Corindus, Inc. is our operating subsidiary, while Corindus Security Corporation was created solely to hold and invest the proceeds from the Company’s issuance of equity securities. All intercompany transactions and balances have been eliminated in consolidation. The functional currency of both wholly-owned subsidiaries is the U.S. dollar and, therefore, the Company has not recorded any currency translation adjustments.

Comprehensive Loss

Comprehensive loss is comprised of net loss and changes in the unrealized gains and losses on marketable securities. Accumulated other comprehensive loss, a component of stockholders’ equity, is comprised of the cumulative unrealized gains and/or losses from the change in fair market value of the Company’s marketable securities. Accumulated other comprehensive loss was $7 as of September 30, 2015.

Reclassification

Sales and marketing expenses of $2,153 and $5,859 for the three and nine months ended September 30, 2014, respectively, have been reclassified to selling, general and administrative expenses to conform to the Company’s 2015 presentation.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Segment Information

The Company operates in one business segment, which is the marketing, sales and development of robotic-assisted catherization systems.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Such management estimates include those relating to revenue recognition, inventory valuation, assumptions used in the valuation of stock-based awards, and valuation allowances against deferred income tax assets. Actual results could differ from those estimates.

Significant Customers

The Company had the following customers that accounted for greater than 10% of its revenues during the three and nine month periods ending September 30, 2014 and 2015:

	Three Months ended September 30,		Nine Months ended September 30,
	2014	2015	2014	2015
Customer	% of Revenues	% of Revenues	% of Revenues	% of Revenues
A	65%	11%	15%	—
B	—	—	34%	—
C	—	—	13%	—
D	—	—	12%	10%
E	—	11%	—	—
F	—	—	—	14%
G	—	—	—	14%
H	—	—	—	12%
I	—	—	—	11%

Additionally, Customer G and Customer B accounted for 59% and 16% of the Company’s accounts receivable balance at September 30, 2015, respectively. The Company had two other customers that accounted for 27% and 25% of its accounts receivable balance at December 31, 2014, but neither customer exceeded 10% of its revenues in either the three or nine month periods ending September 30, 2014 or 2015.

Fair Value of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company generally defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company uses a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (continued)

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

Fair Value Measurements

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2015:

	Fair value measurement category
Description	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
September 30, 2015:
Assets:
Cash equivalents	$9,525	$8,778	$747	$—
Marketable securities:
U.S. government treasuries	15,885	15,885	—	—
Certificates of deposit	4,705	—	4,705	—

Total assets	$30,115	$24,663	$5,452	$—

Cash equivalents

The Company considers all highly liquid securities with original final maturities of three months or less from the date of purchase to be cash equivalents. As of September 30, 2015, cash equivalents comprise funds in money market and certificates of deposit accounts.

Marketable securities

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified all of its marketable securities at September 30, 2015 as “available-for-sale” pursuant to ASC 320, Investments – Debt and Equity Securities. The Company records available-for-sale securities at fair value, with the unrealized gains and losses included in accumulated other comprehensive income (loss) in stockholders’ equity.

The Company adjusts the cost of available-for-sale debt securities for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest and other income (expense). The cost of securities sold is based on the specific identification method. The Company includes interest and dividends on securities classified as available-for-sale in interest and other income (expense).

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis.

At September 30, 2015, the balance in the Company’s accumulated other comprehensive loss was composed solely of activity related to the Company’s available-for-sale securities. There were no realized gains or losses recognized on the sale or maturity of available-for-sale securities during the three and nine months ended September 30, 2015, and as a result, the Company did not reclassify any amount out of accumulated other comprehensive loss during those same periods.

The aggregate fair value of securities held by the Company in an unrealized loss position for less than twelve months as of September 30, 2015 consists of 21 certificates of deposit. The Company has the intent and ability to hold such securities until recovery. As of September 30, 2015, our available-for-sale securities had remaining maturities no greater than one year. The Company determined that there was no material change in the credit risk of the above investments. As a result, the Company determined it did not hold any investments with an other-than-temporary impairment as of September 30, 2015.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Marketable Securities

The following table summarizes available-for-sale securities held at September 30, 2015:

Description	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
September 30, 2015
U.S. government treasuries	$15,876	$9	$—	$15,885
Certificates of deposit	4,721	—	(16)	4,705

Total	$20,597	$9	$(16)	$20,590

Certain short-term securities with original maturities of less than 90 days are included in cash and cash equivalents on the condensed consolidated balance sheets and are not included in the table above. The Company did not hold any available-for-sale securities at December 31, 2014.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method. The Company routinely monitors the recoverability of its inventories and records lower of cost or market reserves based on current selling prices and reserves for excess and obsolete inventories based on historical and forecasted usage, as required. Scrap and excess manufacturing costs are charged to cost of revenue as incurred and not capitalized as part of inventories.

Revenue Recognition

The CorPath System is a capital medical device used by hospitals and surgical centers to perform heart catheterizations. Use of the CorPath System requires a sterile, single-use cassette (the “CorPath Cassette”), which are sold separately, for each procedure. Products are sold to customers with no rights of return. The Company recognizes revenue on the sale of products when the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	The price to the buyer is fixed or determinable

•	Collectability is reasonably assured

•	Risk of loss transfers and the product is delivered

In each arrangement, the Company is responsible for installation of the CorPath System and initial user training, which services are deemed essential to the functionality of the system. Therefore, the Company recognizes system revenue when the CorPath System is delivered, installed, and accepted by the end user customer, provided all of the criteria outlined above are met.

Each CorPath System is sold with a standard one year warranty, which provides that the CorPath System will function as intended and during that one year period, the Company will either replace the product or a portion thereof or provide the necessary repair service during the Company’s normal service hours. The Company accrues for the estimated costs of the warranty once the CorPath System revenue is recognized.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Revenue Recognition (continued)

The Company generally enters into multiple element arrangements, which include the sale of a CorPath System with an initial order of CorPath Cassettes, and may include either a basic service plan or a premium service plan. The basic service plan provides for an extended warranty period and the premium service plan provides for the extended warranty as well as component upgrades during the service plan period. Deliverables, which are accounted for as separate units of accounting under multiple-element arrangements include: (a) the CorPath System, including delivery installation and initial training, which are subject to customer acceptance and (b) the initial shipment of CorPath Cassettes to the customer, and may include either (c) a basic service plan or (d) a premium service plan.

The Company recognizes revenue on multiple-element arrangements in accordance with Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements, based on the estimated selling price of each element. In accordance with ASU 2009-13, the Company uses vendor-specific objective evidence (“VSOE”), if available, to determine the selling price of each element. If VSOE is not available, the Company uses third-party evidence (“TPE”) to determine the selling price. If TPE is not available, the Company uses its best estimate to develop the estimated selling price (“BESP”).

The Company uses BESP to determine the selling price of its systems as well as the basic and premium service plans. BESP is determined based on estimated costs plus a reasonable margin, and has generally been consistent with the price charged to the customer for such products and services. The determination of BESP also considers the price of the service plans charged to customers when such services are sold separately in subsequent transactions. The Company also uses BESP to determine the selling price of the initial order of cassettes, which considers the price at which it charges its customers when the cassettes are sold separately.

Revenue related to basic service plans is recognized on a straight-line basis over the life of the service contract. Revenue related to premium service plans is recognized over the life of the service contract, with consideration given to the expected timing of costs to be incurred related to the delivery of component upgrades. Revenues from accessories are recorded upon delivery and services provided by the Company outside of a basic or premium service contract are recognized as the services are provided.

There are no performance, cancellation, termination, or refund-type provisions under the Company’s multiple element arrangements.

On January 21, 2011, the Company entered into a distributor agreement with Philips Medical Systems Nederland, B.V. (“Philips”) appointing Philips to be the sole worldwide distributor for the promotion and sale of the Company’s CorPath System. Under the agreement, Philips sold the equipment directly to the end user and the Company was responsible for installation and initial training. Revenue was recognized on a net basis based on the amount billed to Philips and upon acceptance of the system by the end-user customer. This agreement with Philips expired on August 7, 2014.

The Company also sells CorPath Cassettes under a CorPath Utilization Program (“CUP”), which is a multi-year arrangement that involves the placement of a CorPath System at a customer’s site free of charge and the customer agrees to purchase a minimum number of CorPath Cassettes each month at a premium over the regular price. The Company records revenue upon shipment of the cassettes based on the selling price of the CorPath Cassettes. The system is capitalized as field equipment in property and equipment and is depreciated on a straight line basis through cost of revenue over the estimated useful life of the system, which generally approximates the length of the CUP program contract, which is typically 36 months. Revenues under this program have not been significant to date.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Revenue Recognition (continued)

The Company also uses a One-Stent program to demonstrate its confidence in the CorPath System’s ability to help accurately measure anatomy and precisely place only one stent per lesion. The Company provides eligible customers registered under the program a $1 credit against future CorPath Cassette purchases for a qualifying CorPath percutaneous coronary intervention (“PCI”) procedure which uses more than one stent per lesion. The estimated cost of honoring the potential obligation under the stent program is recorded as a reduction of revenue at the time of shipment. These costs have not been significant to date.

The Company records shipping and handling costs as a selling expense in the period incurred, and records payments from customers for shipping costs as a reduction of selling expenses. Such amounts have not been material in the periods presented. The Company recorded medical device excise tax in the amount of $7 and $6 for the three months ended September 30, 2014 and 2015, respectively, and $28 and $21 for the nine months ended September 30, 2014 and 2015, respectively, which is included in selling, general and administrative expenses.

Warrants

The Company had warrants outstanding to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock, which converted into warrants to purchase shares of common stock immediately prior to the Acquisition. The warrant instruments required mark to market accounting which were recorded in the statements of operations based on their fair values determined using the Black-Scholes model and the fair value of underlying preferred stock.

In connection with the Acquisition, the Company exchanged warrants to purchase 201,178 shares of Corindus, Inc. Series A, D and E Redeemable Convertible Preferred Stock at an average exercise price of $26.63 per share to warrants to purchase 5,029,865 shares of the Company’s common stock at the average exercise price of $1.07. The value of the warrants to purchase shares of Redeemable Convertible Preferred Stock were re-measured at each balance sheet date and any changes in the valuation were expensed in the period through the date of the Acquisition Agreement, at which point they were re-measured for the final time and reclassified to stockholders’ equity.

The Company estimated the fair value of these warrants using the Black-Scholes option pricing model based on the estimated market value of the underlying Redeemable Convertible Preferred Stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. The Company revalued the warrants for the final time at the date of the Acquisition using weighted average assumptions as follows: risk-free interest rate of 1.025%, dividend yield of 0%, expected volatility of 50%, expected term of 3.5 years and the fair value of the Redeemable Convertible Preferred Stock of $2.00 per share based on the price paid in connection with the issuance of a private investor of one million shares at the date of the Acquisition. The final valuation resulted in a charge of $2,884 for the three months ended September 30, 2014 and $2,421 for the nine months ended September 30, 2014.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2	Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers, which amends FASB Accounting Standards Codification Topic 606. ASU 2014-09 provides a single, comprehensive revenue recognition model for all contracts with customers. This standard contains principles for the determination of the measurement of revenue and the timing of when such revenue is recognized. Revenue recognition will reflect the transfer of goods or services to customers at an amount that is expected to be earned in exchange for those goods or services. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, and early adoption was not permitted. In August 2015, the FASB issued ASU No. 2015-14—Revenue from Contracts with Customers: Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year. ASU 2014-19 is now effective for annual periods after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date. The Company is currently assessing the impact of this standard to its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard.

In January 2015, the FASB issued Financial Accounting Standards Update—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, previously required that an entity separately classify, present, and disclose extraordinary events and transactions. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and may be applied prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently assessing the impact of this standard to its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and for interim periods within those fiscal years beginning after December 15, 2015. The Company is evaluating the impact of ASU 2015-02 and if early adoption is appropriate in future reporting periods.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30) as part of the initiative to reduce complexity in accounting standards. The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual periods beginning after December 15, 2015 and for interim periods within those fiscal years. The Company does not expect the impact of ASU 2015-03 to be material to its consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 3	Inventories

Inventories are valued at the lower of cost or market using the FIFO method and consist of the following:

	December 31, 2014	September 30, 2015
Raw material	$861	$1,074
Work in progress	198	52
Finished goods	460	484

	$1,519	$1,610

Note 4	Long-Term Debt

On June 11, 2014, the Company entered into a Loan and Security Agreement pursuant to which the lender agreed to make available to the Company $10,000 in two separate $5,000 loans under secured promissory notes. The initial note was made on June 11, 2014 in an aggregate principal amount equal to $5,000 (the “Initial Promissory Note”) and is repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company was required to make interest only payments. The Initial Promissory Note bears interest at a rate equal to the greater of (a) 11.25% or (b) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%, and includes an additional interest payment of $125 due no later than October 1, 2017, which is accreted over the term of the loan.

On December 31, 2014, the Company borrowed the additional $5,000 (the “Second Promissory Note”) under the Loan and Security Agreement. The Second Promissory note is also repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company was required to make interest only payments. The Second Promissory Note bears interest at a rate equal to the greater of (a) 9.95% or (b) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%, and also includes an additional interest payment of $125 due no later than October 1, 2017, which is accreted over the term of the loan. The notes are secured by substantially all the assets of the Company.

In connection with the Initial Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $230 at the date of issuance, and was recorded as a discount on the debt. Additionally, in connection with the Second Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $619 at the date of issuance, and was recorded as a discount on the debt. The Company amortizes the debt discount to interest expense over the term of the debt using the effective interest method.

The Loan and Security Agreement also contains covenants which include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, asset sales and share repurchases and other restricted payments, subject to certain exceptions. The Loan and Security Agreement also contains financial reporting obligations. An event of default under the Loan and Security Agreement includes, but is not limited to, breach of covenants, insolvency, and occurrence of any default under any agreement or obligation of the Company. In addition, the Loan and Security Agreement contains a customary material adverse effect clause which states that in the event of a material adverse effect, an event of default would occur and the lender has the option to accelerate and demand payment of all or any part of the loan. A material adverse effect is defined in the Loan and Security Agreement as a material change in the Company’s business, operations, properties, assets or financial condition or a material impairment of its ability to perform all obligations under its Loan and Security Agreement. The Company was not in default of any conditions under the Loan and Security Agreements as of September 30, 2015.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 5	Stock-based Compensation

On April 30, 2015, our Board of Directors and shareholders owning a majority of the Company’s outstanding shares of common stock approved an increase in the authorized shares of common stock under the 2014 Stock Award Plan from 9,035,016 shares to 18,661,856 shares.

Stock-based compensation expense was allocated based on the employees’ or non-employees’ function as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Research and development	$21	$19	$59	$56
Selling, general and administrative	79	85	241	257

	$100	$104	$300	$313

Note 6	Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding for each period. Diluted net loss per share is the same as basic net loss per share since the Company has net losses for each period presented. The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Nine Months Ended September 30,
	2014	2015
Options to purchase common stock	8,715,542	8,078,961
Warrants to purchase common stock	5,029,865	5,207,379

Total	13,745,407	13,286,340

Note 7	Restructuring Charge

During the nine months ended September 30, 2014, the Company initiated reductions in workforce to control costs while the Company pursued new financing alternatives and recorded $175 in restructuring charges for severance and related costs, which were paid in 2014. There were no costs incurred during the three months ended September 30, 2014 and no costs incurred during the three and nine months ended September 30, 2015.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 8	Related Party Transactions

Philips Medical Systems Nederland B.V.

On January 21, 2011, Corindus, Inc. entered into a distributor agreement with Philips, a shareholder of the Company and represented on the Company’s board of directors, appointing Philips to be a distributor for the promotion and sale of the Company’s CorPath System. This agreement provided that it would remain in force for two years from (a) the later of FDA approval of the CorPath System or (b) the date of notification by the Company to Philips of minimum inventory levels available for shipment. As required by the agreement, the Company notified Philips on August 7, 2012 of the commencement of the two-year term and the distribution agreement expired on August 7, 2014. The Company continues to sell CorPath Systems through Philips on a sale by sale basis under a non-exclusive arrangement under mutually agreeable terms, which may include a continued level of discounted pricing, until such time the Company either executes a new distribution arrangement with Philips or the Company no longer does business with Philips.

For the nine months ended September 30, 2014 and 2015, the Company recorded revenues of $315 and $125 respectively, from shipments to Philips. At December 31, 2014 and September 30, 2015, there were no amounts due from Philips.

Shareholder Loans

On June 14, 2010, the Company loaned funds to certain stockholders of the Company for tax payments to be made to the Israel Tax Authority in connection with a tax ruling related to a reorganization that took place in 2008 and the Company received non-interest bearing notes receivable, which documented such loans. Total amount of notes receivable issued was $145.

The notes receivable are repayable upon the disposition of the Company’s common stock by the existing shareholder. Notes receivable amounted to $136 at December 31, 2014 and at September 30, 2015. The Company assessed the notes receivable for impairment and concluded that there were no impairment indicators at December 31, 2014 or September 30, 2015. The Company does not believe there is any significant collection risk associated with the notes receivable at September 30, 2015.

Not-for-Profit

In the fourth quarter of 2014, the Company participated in the formation of a not-for-profit, which was established to generate awareness of the health risks linked to the use of fluoroscopy in hospital catheterization procedures. The Company’s Chief Executive Officer and one of its senior executives represent two of the three voting members of the board of directors of the entity. As a result, under the voting model used for the consolidation of related parties and because the Company controls the entity by its representation on the board of directors of the entity, the Company has consolidated the financial statements of the entity. The not-for-profit has an immaterial amount of assets and liabilities on its balance sheet at December 31, 2014 and September 30, 2015 and recognized expenses of $120 and $336 for the three and nine months ended September 30, 2015, respectively.

Note 9	Subsequent Events

On November 10, 2015, our Board of Directors adopted Amended and Restated Bylaws (the “Amended and Restated Bylaws”), effective November 10, 2015, to, among other things, add a new Article VIII that provides for a sole and exclusive forum for certain actions (the “Forum Selection Bylaw”) and make certain other clarifying and administrative changes to the Company’s existing bylaws, including the date for the Annual Meeting of Stockholders, the means by which the Company may deliver notices of meetings to the Board of Directors, the issuance and transfer of uncertificated shares of its capital stock; and the appointment and removal process for certain officers of the Company.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis provides information which our management believes to be relevant to an assessment and understanding of the results of operations and financial condition of Corindus Vascular Robotics, Inc. (“we” or the “Company”). This discussion should be read together with our condensed consolidated financial statements and the notes included therein, which are included in this Quarterly Report on Form 10-Q (the “Report”). This information should also be read in conjunction with the information contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2015, including the audited consolidated financial statements and notes included therein as of and for the year ended December 31, 2014. The reported results will not necessarily reflect future results of operations or financial condition. Unless otherwise defined herein, all initially capitalized terms herein shall be as defined in our Annual Report on Form 10-K.

Overview

We design, manufacture and sell CorPath® Systems, precision vascular robotic-assisted systems for use in interventional vascular procedures. Our first and current product, the CorPath 200 System, is the only vascular robotic system cleared by the U.S. Food and Drug Administration to bring precision and accuracy to stent placement in percutaneous coronary intervention (“PCI”) procedures. While we are initially cleared for and are targeting PCI procedures, we believe our technology platform has the capability to be developed in the future for other segments of the vascular market, including peripheral vascular, neurointerventional and other more complex cardiac interventions such as structural heart. As of September 30, 2015, we have installed 34 CorPath Systems, including two CorPath Systems in hospitals outside of the U.S. This total includes two CorPath System installations in the recently completed fiscal quarter ending September 30, 2015, as compared to three CorPath System installations in the same quarter of the prior year.

There are significant occupational hazards in cath labs. In order to perform the procedure, a physician stands by the patient who is laying on the cath lab table. The physician wears cumbersome and heavy protective apparel containing lead to block exposure to the ionizing radiation of x-rays used in the procedure and thereby combat its adverse effects. Already under bodily strain, the physician must deliver constant x-ray exposures to view the different vessels, which provides visual guidance for manual manipulation of interventional devices inside the patient’s heart. In addition to these physical demands, the current manual methods of performing PCI procedures make it difficult for physicians to visualize and estimate the length of the blocked lesion that requires the treatment, often leading to improper device selection and poor placement accuracy.

We believe that the future of interventional procedures, where the physician sits inside the cath lab within a radiation-protected interventional cockpit, will be greatly improved through the use of advanced robotic tools that provide (i) enhanced safety for the cath lab staff with regard to radiation exposure, (ii) improved patient procedures through advanced precision, dexterity and visualization for the physician and (iii) an economically compelling solution for the hospital. We are pioneering the use of precision vascular robotics to achieve these goals and to improve the way that minimally invasive vascular interventions are performed.

Recent Developments

On October 6, 2015, we announced that the U.S. Food and Drug Administration had given 510(k) clearance for our robotic-assisted CorPath System to be used during percutaneous coronary interventions performed via radial access. The 510(k) clearance was based on results of a clinical trial conducted at Spectrum Health, Grand Rapids, Michigan, and St. Joseph’s Hospital Health Center, Syracuse, New York.

Results of Operations

In the following discussion, all dollar amounts are reported in thousands:

Three months ended September 30, 2014 compared to three months ended September 30, 2015

	Three months ended September 30,
	2014	2015	Change
	(in thousands)
Revenue	$554	$212	$(342)
Cost of revenue	793	722	(71)

Gross loss	(239)	(510)	(271)

Operating expenses:
Research and development	1,352	2,263	911
Selling, general and administrative	3,796	3,885	89

Total operating expenses	5,148	6,148	1,000

Operating loss	(5,387)	(6,658)	1,271

Other expense:
Warrant revaluation	(2,884)	—	2,884
Interest and other expense	(178)	(404)	(226)

Total other expense, net	(3,062)	(404)	2,658

Net loss	$(8,449)	$(7,062)	$1,387

Revenue

Revenue decreased from $554 for the three months ended September 30, 2014 to $212 for the three months ended September 30, 2015 due primarily to a decrease in revenue for our CorPath Systems.

We had no revenue associated with CorPath Systems during the three months ended September 30, 2015, compared to $354 during the three months ended September 30, 2014. We sold no CorPath Systems during the three months ended September 30, 2015 compared to one CorPath System during the three months ended September 30, 2014. We have experienced and we expect to continue to experience some unevenness in the number and trend of units sold and the average selling price of units sold on a quarterly basis given the early stage of commercialization of our product and market acceptance along with the continued development of a dedicated and consistent sales force.

Our revenue for CorPath Cassettes and accessories increased slightly to $138 for the three months ended September 30, 2015 as compared to $137 for the three months ended September 30, 2014. The volume and average price of our CorPath Cassettes and accessories increased by 4 units and decreased by 1.6%, respectively, from the three months ended September 30, 2014 to the three months ended September 30, 2015. Revenues under our CorPath Utilization Program (“CUP”) represented 25.4% and 35.7% for the three months ended September 30, 2014 and 2015, respectively, of our total revenues for the sale of consumables. We expect variability in the sales of our consumables until our product receives wider market acceptance.

Given the relatively small number of customers due to the early stage of the commercialization and the higher price of the CorPath System relative to consumables, customers that purchase a CorPath System in a specific period tend to make up a significant percentage of revenue in that period.

Cost of Revenue

Cost of revenue decreased from $793 for the three months ended September 30, 2014 to $722 for the three months ended September 30, 2015. Cost of revenues for the three months ended September 30, 2014 included the effect of under-utilization of our production facilities in the third quarter of 2014 and inventories produced at a higher cost in 2013 that were sold in the third quarter of 2014. Cost of revenues for the three months ended September 30, 2015 continued to include the effect of the under-utilization of our production facilities, which we expect to continue for the remainder of 2015.

Cost of revenue represents the cost of materials for the CorPath System and CorPath Cassettes, as well as labor and overhead at our production facility. At current volumes, our cost to manufacture the CorPath System and CorPath Cassettes is $200 and $1, respectively. We expect these costs to decrease as we obtain economies of scale with respect to purchasing and production and continue to incorporate design enhancements.

Gross Loss

Our gross loss increased from $239 for the three months ended September 30, 2014 to $510 for the three months ended September 30, 2015 based on the changes in revenue and cost of revenues as discussed above. For the three months ended September 30, 2015, we have not generated enough sales volume of CorPath Systems and CorPath Cassettes to offset our manufacturing costs including the effect of the under-utilization of our production facility, a portion of which represents excess manufacturing capacity, and we have therefore generated a gross loss.

Research and Development

Research and development expenses increased from $1,352 for the three months ended September 30, 2014 to $2,263 for the three months ended September 30, 2015 primarily due to investments in the development of the next generation CorPath System, including development of prototype systems, through a combination of incremental employee related costs, which increased by $446, and the purchase of prototype materials, which increased by $160.

Selling, General and Administrative

Selling, general and administrative expenses increased from $3,796 for the three months ended September 30, 2014 to $3,885 for the three months ended September 30, 2015. This increase is primarily due to incremental employee related costs of $240 resulting from the expansion of the direct sales force, and increased commercial initiatives of $535, offset by a decline of $720 in general and administrative expenses related to legal, accounting and auditing services associated with the Acquisition transaction in the prior year period.

Other Expense

Other expense decreased from $3,062 for the three months ended September 30, 2014 to $404 for the same period in 2015. The other expense for the three months ended September 30, 2014 was primarily a result of the revaluation of the warrant to purchase preferred stock based on the increase in value of the underlying preferred stock. The warrants to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock were converted into warrants to purchase shares of common stock as a result of the Acquisition and were reclassified to additional paid-in capital with no additional mark to market adjustments. Other expense for the three months ended September 30, 2015 was primarily the result of interest expense on borrowings under the Company’s Loan and Security Agreement.

Income Taxes

We have not recorded any benefit related to operating losses due to uncertainty about future taxable income.

Net Loss

Net loss decreased from $8,449 for the three months ended September 30, 2014 to $7,062 for the three months ended September 30, 2015 due to the factors noted above.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2015

	Nine months ended September 30,
	2014	2015	Change
	(in thousands)
Revenue	$2,361	$1,897	$(464)
Cost of revenue	3,234	2,464	(770)

Gross loss	(873)	(567)	306

Operating expenses:
Research and development	4,856	7,851	2,995
Selling, general and administrative	9,454	11,883	2,429
Restructuring charge	175	—	(175)

Total operating expenses	14,485	19,734	5,249

Operating loss	(15,358)	(20,301)	4,943

Other expense:
Warrant revaluation	(2,421)	—	(2,421)
Interest and other expense	(214)	(1,233)	1,019

Total other expense, net	(2,635)	(1,233)	(1,402)

Net loss	$(17,993)	$(21,534)	$3,541

Revenue

Revenue decreased from $2,361 for the nine months ended September 30, 2014 to $1,897 for the nine months ended September 30, 2015 due primarily to a decrease in revenue for our CorPath Systems.

Our revenue associated with CorPath System sales decreased from $1,821 during the nine months ended September 30, 2014 compared to $1,209 for the nine months ended September 30, 2015. We sold seven and five CorPath Systems during the nine months ended September 30, 2014 and 2015, respectively. Our average selling price associated with the Systems sold during the nine months ended September 30, 2015 when compared to the Systems sold during the nine months ended September 30, 2014 decreased by 22.6% primarily due to the inclusion of a significant international sale during the nine months ended September 30, 2014. We have experienced and we expect to continue to experience some unevenness in the number and trend of units sold and the average selling price of units sold given with the early stage of commercialization of our product and market acceptance along with the continued development of a dedicated and consistent sales force.

Our CorPath Cassettes and accessories sales increased from $414 for the nine months ended September 30, 2014 to $470 for the nine months ended September 30, 2015. The volume and average price of our CorPath Cassettes and accessories increased by 86 units and decreased by 0.3%, respectively, from the nine months ended September 30, 2014 to the nine months ended September 30, 2015. Revenues under our CUP represented 28.3% and 28.7% for the nine months ended September 30, 2014 and 2015, respectively, of our total revenues for the sale of consumables.

We believe the number of CorPath Systems sold on a quarterly basis will continue to fluctuate due to the unevenness of customer purchasing patterns associated with the early stage of commercialization of our product and market acceptance and as we continue to develop a dedicated and consistent sales force. Additionally, we expect variability in the sales of our consumables until our product receives wider market acceptance.

Given the relatively small number of customers due to the early stage of the commercialization and the price of the CorPath System relative to consumables, customers that purchase a system in a specific period tend to make up a significant percentage of revenue in that period.

Cost of Revenue

Cost of revenue decreased from $3,234 for the nine months ended September 30, 2014 to $2,464 for the nine months ended September 30, 2015, due to fewer sales of CorPath Systems. Cost of revenues for the nine months ended September 30, 2014 included the effect of under-utilization of our production facilities in the first three quarters of 2014 and inventories produced at a higher cost in 2013 that were sold in the first nine months of 2014. Cost of revenues for the nine months ended September 30, 2015 continued to include the effect of the under-utilization of our production facilities, which we expect to continue for the remainder of 2015.

Cost of revenue represents the cost of materials for the CorPath System and CorPath Cassettes, as well as labor and overhead at our production facility. At current volumes, our cost to manufacture the CorPath System and CorPath Cassettes is $200 and $1, respectively. We expect these costs to decrease as we obtain economies of scale with respect to purchasing and production and continue to incorporate design enhancements.

Gross Loss

Our gross loss decreased from $873 for the nine months ended September 30, 2014 to a gross loss of $567 for the nine months ended September 30, 2015 based on the changes in revenue and cost of revenues discussed above. For the nine months ended September 30, 2014 and 2015, we have not generated enough sales volume of CorPath Systems and CorPath Cassettes to offset our manufacturing costs including the effect of the under-utilization of our production facility and have generated a gross loss; therefore, we expect to experience volatility in our gross loss.

Research and Development

Research and development expenses increased from $4,856 for the nine months ended September 30, 2014 to $7,851 for the nine months ended September 30, 2015 primarily due to investments in the development of the next generation CorPath System, including development of prototype systems, through a combination of incremental employee related costs, which increased by $1,060, and the purchase of prototype materials, which increased by $993.

Selling, General and Administrative

Selling, general and administrative expenses increased from $9,454 for the nine months ended September 30, 2014 to $11,883 for the nine months ended September 30, 2015. This increase is primarily due to incremental employee related costs resulting from the expansion of the direct sales force, which increased by $1,068, and increased costs associated with compliance with public company reporting requirements, which increased by $464.

Other Expense

Other expense decreased from $2,635 for the nine months ended September 30, 2014 to $1,233 for the same period in 2015. The other income for the nine months ended September 30, 2014 was primarily a result of the revaluation of the warrant to purchase preferred stock based on the decrease in value of the underlying preferred stock. The warrants to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock were converted into warrants to purchase shares of common stock as a result of the Acquisition on August 12, 2014 and were reclassified to additional paid-in capital with no additional mark to market adjustments. Other expense for the nine months ended September 30, 2015 was primarily the result of interest expense on borrowings under the Company’s Loan and Security Agreement.

Income Taxes

We have not recorded any benefit related to operating losses due to uncertainty about future taxable income.

Net Loss

Net loss increased from $17,993 for the nine months ended September 30, 2014 to $21,534 for the nine months ended September 30, 2015 due to the factors noted above.

Liquidity and Capital Resources

We began our medical device business in 2002 and began selling FDA-cleared robotic medical devices in 2012. Our management does not contemplate attaining profitable operations until 2017, nor is there any assurance that such an operating level can ever be achieved. Since inception, we have financed our operations primarily through sales of capital stock and borrowing arrangements totaling $155.9 million, as well as limited revenues from the sale of our products.

As of December 31, 2014 and September 30, 2015, we had an accumulated deficit of $84,877 and $106,411, respectively. Additionally, we have gross borrowings outstanding of $9.0 million, of which $1.0 million is due between October 1 and December 1, 2015. As we continue to incur losses and generate negative gross margins, the transition to profitability and positive gross margins is dependent upon achieving a level of revenues adequate to support our cost structure as well as reducing the cost of the product.

At December 31, 2014 and September 30, 2015, we had $28,526 and $50,325, respectively, of cash and cash equivalents, and marketable securities. We believe that our working capital of $46,390 at September 30, 2015 will provide us the liquidity to meet our operating needs and service our debt for at least the next 12 months.

On May 28, 2015, we completed a public offering by issuing 12,650,000 shares of our common stock at $3.80 per share in exchange for net proceeds of approximately $44,392. In connection with the public offering, our common stock was approved for listing on the NYSE MKT and commenced trading on May 29, 2015. Our common stock was previously traded on the OTCQB as provided by OTC Markets Group, Inc.

On September 12, 2014, we entered into the Purchase Agreement with multiple investors relating to the issuance and sale of shares of our common stock in a private placement. At the closing of the private placement on September 16, 2014, we sold an aggregate of 10,666,570 shares of common stock at $2.50 per share for an aggregate purchase price of $26,700, or net proceeds of $25,500. Pursuant to the Purchase Agreement, we registered these shares with the SEC under a registration statement on Form S-1, which was declared effective on January 13, 2015. Among other obligations under the Purchase Agreement, we must use commercially reasonable efforts to keep such registration statement continuously effective with respect to each investor until the earlier of (i) the sale by such investor of such shares or (ii) the date all shares held by such investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions or current public information requirements.

On June 11, 2014, we entered into a Loan and Security Agreement (the “Loan Agreement”) pursuant to which Steward Capital Holdings, LP, as lender, agreed to make available to Corindus, Inc. $10,000 in the aggregate under two $5,000 secured promissory notes (the “Secured Promissory Notes”). The initial note was made on June 11, 2014 (“Initial Note”) and the second note was made on December 31, 2014 (“Second Note”), after our completion of the private placement which we closed in September 2014. The Secured Promissory Notes are repayable over a term of 27 months beginning on July 1, 2015. The Initial Note bears interest at a rate equal to the greater of (w) 11.25% or (x) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%. The Second Note bears interest at a rate equal to the greater of (y) 9.95% or (z) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%. The borrowings require a final payment in the amount of $0.3 million in addition to the interest and principal amounts due during the term of the Loan Agreement. The Loan Agreement also contains, among other things, covenants which include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, financial reporting obligations, asset sales, share repurchase and other restricted payments, subject to certain exceptions. In addition, the Loan and Security Agreement contains a customary material adverse effect clause which states that in the event of a material adverse effect, an event of default would occur and the lender has the option to accelerate and demand payment of all or any part of the loan. A material adverse effect is defined in the Loan and Security Agreement as a material change in our business, operations, properties, assets or financial condition or a material impairment of our ability to perform all obligations under the Loan and Security Agreement. Future principal payments under the borrowing arrangement as of September 30, 2015 are as follows:

Year ending December 31:	Principal Payment Due
2015	$1,024
2016	4,378
2017	3,600

$9,002

In summary, our cash flows were as follows for the nine months ended September 30:

	2014	2015
	(in thousands)

Net cash used in operating activities	$(12,808)	$(21,532)
Net cash used in investing activities	$(48)	$(20,874)
Net cash provided by financing activities	$32,531	$43,615

Operating Activities

Operating activities used cash of $12,808 for the nine months ended September 30, 2014 compared to $21,532 for the nine months ended September 30, 2015. The $8,724 increase in the use of cash for operating activities was due primarily to the increase in the net loss, exclusive of the non-cash warrant revaluation in the prior year, and changes in working capital, including increased inventory levels as well as decreases in the change in accounts payable due to the timing of payments.

Investing Activities

Net cash used in investing activities was $48 for the nine months ended September 30, 2014 compared to $20,874 for the nine months ended September 30, 2015. The increase was primarily due to the use of a portion of the proceeds from our recent public offering for investments in marketable securities this past fiscal quarter.

Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2015 were provided from the completion of our public offering in which we issued 12,650,000 shares of our common stock at $3.80 per share in exchange for net proceeds of $44,392 partially offset by required principal payments on our long-term debt. For the nine months ended September 30, 2014, cash flows from financing activities were provided from the private placement of 10,666,570 shares of common stock in exchange for $27,617, net of offering costs and borrowings of $5,000 of debt under our Loan Agreement, which resulted in net proceeds of $4,917 after consideration of issuance costs.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) as of September 30, 2015 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, as well as related disclosures. We base our estimates and judgments on historical experience and other assumptions that we believe to be reasonable at the time and under the circumstances, and we evaluate these estimates and judgments on an ongoing basis. Information concerning our critical accounting policies with respect to these items is available in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 30, 2015. As discussed in Note 1—Nature of Operations in this Form 10-Q, we adopted a new critical accounting policy related to marketable securities during the third quarter of 2015 as a result of our use of a portion of the proceeds from our recent public offering for investments in marketable securities this past fiscal quarter.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers, which amends FASB Accounting Standards Codification Topic 606. ASU 2014-09 provides a single, comprehensive revenue recognition model for all contracts with customers. This standard contains principles for the determination of the measurement of revenue and the timing of when such revenue is recognized. Revenue recognition will reflect the transfer of goods or services to customers at an amount that is expected to be earned in exchange for those goods or services. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, and early adoption was not permitted. In August 2015, the FASB issued ASU No. 2015-14—Revenue from

Contracts with Customers: Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year. ASU 2014-19 is now effective for annual periods after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date. The Company is currently assessing the impact of this standard to its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

In January 2015, the FASB issued Financial Accounting Standards Update—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, previously required that an entity separately classify, present, and disclose extraordinary events and transactions. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and may be applied prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently assessing the impact of this standard to its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and for interim periods within those fiscal years beginning after December 15, 2015. The Company is evaluating the impact of ASU 2015-02 and if early adoption is appropriate in future reporting periods.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30) as part of the initiative to reduce complexity in accounting standards. The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual periods beginning after December 15, 2015 and for interim periods within those fiscal years. The Company does not expect the impact of ASU 2015-03 to be material to its consolidated financial statements.

Forward Looking Statements

This Quarterly Report on Form 10-Q incorporates a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, including statements regarding: our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements, uses and sources of cash and liquidity, including our anticipated revenue growth and cost savings; our ability to market, improve, grow, commercialize and achieve market acceptance of any of our products or any product candidates that we are developing or may develop in the future; our beliefs about the enhanced features, strengths and benefits of our products and product platform and our intention to provide unmatched service to the physician community; our beliefs about the attractiveness of the features and benefits of our products; our ability to successfully achieve and maintain regulatory clearance or approval for our products in applicable jurisdictions and in a timely manner; the effect of any existing or future federal, state or international regulations on our ability to effectively conduct our business; our estimates of market sizes and anticipated uses of our products, including the market size of the vascular market and our ability to successfully penetrate such markets; our business strategy and our underlying assumptions about market data, demographic trends, reimbursement trends, pricing trends; our ability to achieve profitability, and the potential need to raise additional funding; our ability to maintain an adequate sales network for our products; our ability to enhance our U.S. and international sales networks and product penetration; our ability to increase the use and promotion of our products by training and educating physicians; our ability to attract and retain a qualified management team, as well as other qualified personnel and advisors; our ability to protect our intellectual property, and to not infringe upon the intellectual property of third parties; our ability to maintain compliance with the quality requirements of the FDA and similar regulatory authorities outside of the U.S.; the effects of the escalating cost of medical products and services and the effects of market demand, government regulation, third-party reimbursement policies and societal pressures on the worldwide healthcare industry and our business; our ability to meet the financial reporting obligations under our Loan and Security Agreement; our ability to meet or exceed the industry standard in clinical and legal compliance and corporate governance programs; potential liability resulting from litigation; our beliefs with respect to our critical accounting policies and the reasonableness of our estimates and assumptions; and other factors discussed elsewhere in this Quarterly Report on Form 10-Q or any document incorporated by reference herein or therein.

The words “believe,” “anticipate,” “plan,” “expect,” “estimate,” “may,” “potential,” “should,” “intend,” “continue,” “project,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this quarterly report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management, consisting of David M. Handler, our Chief Executive Officer (Principal Executive Officer), and David W. Long, our Chief Financial Officer (Principal Financial Officer), as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurances of achieving their control objectives.

Based on our evaluation of our disclosure controls and procedures, and in part to the material weakness described below and in Management’s Report on Internal Control Over Financial Reporting in our 2014 Form 10-K filed on March 30, 2015, which has not been fully remediated to date, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2014.

As described in Management’s Report on Internal Control Over Financial Reporting in our 2014 Form 10-K filed on March 30, 2015, although we have not undertaken a comprehensive assessment of our internal control over financial reporting, our senior management concluded that a material weakness exists in our internal controls relating to our accounting for overhead costs which affected inventories and property and equipment. Specifically, our cost accounting and reserve estimate processes lacked adequate levels of monitoring and review controls to identify and correct inventory errors in a timely manner, which was primarily the result of an insufficient number of qualified accounting resources to ensure adequate technical review of inventory accounting issues during the financial statement close process. We are remediating this weakness, primarily by utilizing the services of outside consultants, performing an analysis of and implementing enhancements to internal controls and by reconsidering our overall financial accounting staffing needs. As of September 30, 2015, we have not completed our remediation of this material weakness.

We are in the process of undertaking management’s assessment on internal control over financial reporting for the year ending December 31, 2015. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The assessment will include the full documentation of our routine, non-routine and estimation processes and internal controls as well as our entity level controls, including the effect of informational technology on our processes, as well as the necessary internal control testing.

Changes in Internal Controls Over Financial Reporting

During the three months ended September 30, 2015, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Item 1A.	Risk Factors.

Please see Risk Factors found in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 30, 2015.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

Not applicable.

Item 5.	Other Information.

On November 10, 2015, our Board of Directors adopted Amended and Restated Bylaws (the “Amended and Restated Bylaws”), effective November 10, 2015, to, among other things, add a new Article VIII that provides for a sole and exclusive forum for certain actions (the “Forum Selection Bylaw”) and make certain other clarifying and administrative changes to the Company’s existing Bylaws, including the date for the Annual Meeting of Stockholders, the means by which the Company may deliver notices of meetings to the Board of Directors, the issuance and transfer of uncertificated shares of its capital stock; and the appointment and removal process for certain officers of the Company.

The Forum Selection Bylaw provides that, to the fullest extent permitted by law, and unless the Company, pursuant to a resolution adopted by the Board of Directors, consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (b) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Revised Statutes of the State of Nevada or any provision of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) or Amended and Restated Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Articles or the Amended and Restated Bylaws or (e) any action asserting a claim governed by the internal affairs doctrine.

The foregoing summary of the changes to the Company’s existing Bylaws is qualified in its entirety by reference to the complete text of the Amended and Restated Bylaws, a copy of which is attached as Exhibit 3.2(a) to this Quarterly Report on Form 10-Q and is incorporated by reference herein. For reference, a copy of the Amended and Restated Bylaws marked to show changes affected by the amendments described herein is attached as Exhibit 3.2(b) to this Quarterly Report on Form 10-Q.

Item 6.	Exhibits.

Exhibit No.	Date of Document	Name of Document

3.2(a)	11/12/15	Amended and Restated Bylaws*

3.2(b)	11/12/15	Amended and Restated Bylaws marked to show changes affected by the amendments described herein*

31.1	11/12/15	Certification of Principal Executive Officer of Periodic Report pursuant to Rule 13a-14a and Rule 14d-14(a).*

31.2	11/12/15	Certification of Principal Financial Officer of Periodic Report pursuant to Rule 13a-14a and Rule 15d-14(a).*

32.1	11/12/15	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.*

32.2	11/12/15	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350.*

101.INS	n/a	XBRL Instance Document*

101.SCH	n/a	XBRL Taxonomy Extension Schema Document*

101.CAL	n/a	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	n/a	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	n/a	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	n/a	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 12, 2015

CORINDUS VASCULAR ROBOTICS, INC.

By:	/s/ David M. Handler
David M. Handler
Chief Executive Officer and President

By:	/s/ David W. Long
David W. Long
Chief Financial Officer and Senior Vice President

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 5

Dated November 18, 2015